

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2012

<u>Via E-mail</u>
Ali Haghighi-Mood
President and Chief Executive Officer
Cambridge Heart, Inc.
100 Ames Pond Drive
Tewksbury, MA 01786

> **Re: Cambridge Heart, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 13, 2012**
> **File No. 333-180719**

Dear Dr. Haghighi-Mood:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Stockholders, page 55</u>

1.   We will continue to evaluate your response to prior comment 2 after you respond to the comments in this letter and file the amendment mentioned in your response. If you change the nature or size of the transaction currently registered, please also provide us with updated responses to prior comments 2, 4, 5, 6 and 7.

2.   Please expand your response to prior comment 4 to clarify the aggregate amount of liquidated damages you may be required to pay and the "certain circumstances" under which you would be required pay them.

3.   Your response to prior comment 7 does not indicate whether any of the selling stockholders have existing short positions in your stock. Accordingly, we reissue this portion of the comment. Also, please clarify how you concluded that you have a reasonable basis to believe you will have the financial ability to make payments on the

notes, in light of the duration your current resources will fund operations and structure of the overlying securities, particularly the incentive created by the "Additional Interest" you may pay.   We also note extensive use of "if," "may," and "provided that" in your response as it relates to future sources of liquidity and your operational plans, which appears to indicate substantial uncertainty regarding your future ability to pay amounts due on the overlying securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via email): Michelle L. Basil, Esq. – Nutter McClennen & Fish LLP